BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

June 13, 2006

Item 3: Press Release

June 14, 2006

Item 4: Summary of Material Change

Augusta announce the results of a Preliminary Assessment (“PA”) on its 100% owned Rosemont copper/molybdenum project located in Pima County, Arizona. The PA demonstrates that the Rosemont copper/molybdenum deposit may be developed as a low cost open pit mine with potentially robust project economics. All dollar figures are in United States dolla rs unless otherwise indicated.

Economic Highlights of the PA include:

Financial:	Case 1	Case 2

Net Present Value (8% discount rate)	$442M	$494M
Internal Rate of Return (IRR)	17%	17%
Cash Costs/lb. Cu (net of by-products)	$0.42	$0.37
Direct Capital Costs (incl. 15% contingency)	$636M	$806M

Net Present Value (8%) (excl. capital contingency)	$499M	$595M
IRR (excl. capital contingency)	20%	20%

Annual Production:
Copper (lbs)	226,000,000	233,300,000
Molybdenum (lbs)	5,100,000	5,100,000
Silver (oz) (as by-product credit)	6,700,000	6,700,000

(Un-levered economics run at $1.20/lb Copper (“Cu”), $10/lb Molybdenum (“Mo”) and $7.50/oz Silver (“Ag”) see PA report features below for study assumptions and summary.)

The PA is preliminary in nature and includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For full details please refer to the details provided under Item 5 of this report.

Item 5: Full Description of Material Change

Augusta is pleased to announce the results of a Preliminary Assessment (“PA”) on its 100% owned Rosemont copper/molybdenum project located in Pima County, Arizona. The PA demonstrates that the Rosemont copper/molybdenum deposit may be developed as a low cost open pit mine with potentially robust project economics. All dollar figures are in United States dollars unless otherwise indicated.

Economic Highlights of the PA include:

Financial:	Case 1	Case 2

Net Present Value (8% discount rate)	$442M	$494M
Internal Rate of Return (IRR)	17%	17%
Cash Costs/lb. Cu (net of by-products)	$0.42	$0.37
Direct Capital Costs (incl. 15% contingency)	$636M	$806M

Net Present Value (8%) (excl. capital contingency)	$499M	$595M
IRR (excl. capital contingency)	20%	20%

Annual Production:
Copper (lbs)	226,000,000	233,300,000
Molybdenum (lbs)	5,100,000	5,100,000
Silver (oz) (as by-product credit)	6,700,000	6,700,000

(Un-levered economics run at $1.20/lb Copper (“Cu”), $10/lb Molybdenum (“Mo”) and $7.50/oz Silver (“Ag”) see PA report features below for study assumptions and summary.)

Case 1 assumes a conventional open pit mine, concentrator producing a copper sulphide concentrate, a molybdenum concentrate (“MoS2”), and with silver as a by-product credit contained in the copper concentrate. The copper concentrate is planned to be shipped to smelters in the US southwest or Mexico.

Case 2 adds production from the leaching of existing oxide copper resources (approximately 60 million tons) and evaluates the addition of a concentrate leach circuit and a solvent extraction/electrowinning (“SX/EW”) plant designed to produce LME grade copper cathode. This Case assumes production of LME grade cathode and copper concentrate shipments at a ratio of 75/25 cathode /concentrate production. However the Company believes that the potential full financial impact has not been optimized in this study, as some additional overburden characterized as waste in the mine model could potentially be leached and recovered through an SX/EW plant. At this point, the Company has not completed enough work to determine what quantities of this material are present. As reported in the Company’s press release of March 27, 2006, an assay program of existing diamond drill core in the overburden oxide zones is underway in order to establish an additional oxide resource.

Floating cone evaluations of potentially economic pit limits were conducted using the complete mineral resource base including inferred mineral resources. The estimate of measured and indicated resources above a 0.2% Cu cut-off total about 442 million tons grading 0.51% Cu and 0.015% Mo which remains unchanged from WLR Consulting’s (WLRC’s) April 21, 2006 Technical Report. The estimate of inferred mineral resources above a 0.2% Cu cut-off also remains unchanged at 145 million tons grading 0.45% Cu and 0.015% Mo.

Note: The PA is preliminary in nature and includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the preliminary assessment will be realized.

“The completion of a Preliminary Assessment demonstrating the outstanding economic potential of the property marks an important milestone in the development of the Rosemont deposit.” reports Augusta President and Chief Executive Officer, Gil Clausen. “We are extremely pleased with the results which confirm our belief that Rosemont is one of the best undeveloped open pit copper projects in the world and one of the largest undeveloped open pit copper projects in the United States. Based on results of the PA and the current and future projected demand for these strategic minerals, Augusta will move forward to complete a final Feasibility Study.”

Preliminary Assessment Report Features:

The measured, indicated and inferred resources reported in the Company’s National Instrument (“NI”) 43-101 Technical Report dated April 21, 2006, were used in the study. Results of the Company’s current in-fill drilling and assay program are pending and were not included in the PA. The Rosemont Deposit project was evaluated under two scenarios (a) producing a copper concentrate product only (Case 1); and (b) producing a cathode copper product from oxide leaching and concentrate leaching, as well as some copper concentrate sales (Case 2). The project was evaluated with an open pit mine design optimization using a $1.05/ pound copper price to generate six initial conceptual phases (pushbacks) that will be mined over a 16 year period at a stripping ratio of 1.55 to 1 in the Case 2 and 1.9:1 when oxide is considered unrecoverable in the Case 1.

Project Economics
Washington Group International Inc. developed the economic model from which the following results were obtained. Using base case metal prices of $1.20/lb. Cu, $10/lb. Mo and $7.50/oz. Ag, the inclusion of capital contingencies of $83M (Case 1) and $105M (Case 2), and a discount rate of 8%, the Case 1 project has a Net Present Value (“NPV”) of $442M, and an Internal Rate of Return (“IRR”) of 17%; Case 2 has NPV $494M, IRR 17%. Cash costs are estimated at $0.42/lb. for Case 1, and $0.37/lb. for Case 2 with molybdenum and silver by-product revenues netted against cash operating costs. Recent metal prices for copper, molybdenum and silver are considerably higher than the base case assumptions, the sensitivity chart below uses 3 year trailing average and a combination of three year trailing average with 2 year forward copper prices. (See Technical Report for additional sensitivity analyses on capital costs, operating costs and revenue.)

Case 1 (Concentrate production only)

Case	Cu	Mo	Ag	IRR	NPV	NPV	NPV	Net
	Price	Price	Price	%	5%	8%	10%	Cash
	$/lb	$/lb	$/oz		US $	US$	US $	Cost
					millions	millions	millions	$/lb
Base	1.20	10.00	7.50	17	715	442	306	0.42
Trailing	1.50	20.00	7.50	28	1,481	1,044	827	0.20
Forward	2.14	20.00	7.50	40	2,410	1,774	1,456	0.21
  Trailing Case Prices, as of 5/31/06:
    Cu - average of 3 years trailing LME cash official prices

    Mo - average of 3 years trailing price data for molybdenum oxide, F.O.B. North America.
    Ag – constant $7.50/oz
  Forward Case Prices, as of 5/31/06:
    Cu - average of the LME 27 month official forward price and 3 years of trailing LME official cash prices.
    Mo – same as Trailing Case Prices
    Ag – same as Trailing Case Prices

Case 2 (Cathode and Concentrate production)

Case	Cu	Mo	Ag	IRR	NPV	NPV	NPV	Net
	Price	Price	Price	%	5%	8%	10%	Cash
	$/lb	$/lb	$/oz		US $	US$	US $	Cost
					millions	millions	millions	$/lb
Base	1.20	10.00	7.50	17	807	494	337	0.37
Trailing	1.50	20.00	7.50	26	1,589	1,112	873	0.16
Forward	2.14	20.00	7.50	37	2,554	1,874	1,533	0.17
  Trailing Case Prices: Same as Base Case
  Forward Case Prices: Same as Base Case

Environmental
Five fundamental characteristics set the Rosemont Project operating plans apart from other copper mines in the area: isolated location, project size, sustainable water supply, water conservation, and dry tailings disposal. The proposed mining facilities are located entirely within the Barrel Basin, with the pit located on private lands within this isolated drainage. The land requirements for the Rosemont project will total less than 4,000 acres, which is less than a third of the 13,272 acres of public land sought by earlier mining companies. Water conservation programs use the best available modern technology to reduce water needs to less than a third of other large copper mines in the area. Dry tailings management technologies will conserve water as well as eliminate the need for construction of a large conventional tailings impoundment. These five characteristics of the Rosemont project are expected to facilitate the permit review and approval process.

In addition, Augusta proposes to utilize concurrent reclamation with construction and re-vegetation of perimeter berms along the outside of the waste rock storage areas, within the first few years of mine operation. Augusta has used viewshed analyses in the planning process to optimize locations and profiles of facilities for minimal visual impact.

Incorporating best available demonstrated control technologies, concurrent reclamation, and utilizing a sustainable water supply; the Company is scheduled to initiate the formal permit application and review process for the proposed low profile mine during July 2006.

Mining & Production
The mining process at Rosemont will be a conventional modern hard rock open pit operation. The open pit mine, concentrator and leaching facility will include a nominal concentrator production capacity estimated at 75,000 tons per day. The proposed Rosemont mine is expected to annually produce 226 to 233 million pounds of recovered copper, approximately 5.1 million pounds of recovered molybdenum and approximately 6.7 million ounces of recovered silver as a by-product credit over the mine life.

Infrastructure
The Rosemont project is located in Pima County, approximately 50-km southeast of Tucson, Arizona accessible by Highway 83. There are two available power lines located within 10 miles and rail within 15 miles. The city of Tucson has an experienced workforce for mining as four large open pit copper mines have operated for decades within 25 miles of Rosemont. All infrastructure capital and operating costs are included in the economic analysis.

Capital Costs
Direct capital costs (“CAPEX”) for the project are estimated at $636M for Case 1 and $806M for Case 2. CAPEX estimates include all infrastructure, mine and concentrator costs, as well as a capital contingency totaling $83M (Case 1) and $105M (Case 2). The additional costs in Case 2 include production of cathode copper oxide heap leach from lined pads and also includes a copper concentrate leach circuit allowing for approximately 75% of the copper contained in the sulphide concentrate to report in solution to an SX/EW plant on site that would be designed to handle a blend of solutions from the oxide leach pads and the concentrate leach circuit. There was a 15% contingency provision included in the capital estimate.

Operating Costs
The PA results indicate that the Rosemont deposit may be a very low cost copper producer. The pretax cash costs are estimated to be $0.42/lb of copper produced under Case 1, and $0.37/lb for Case 2. Operating costs in Case 2 include acid costs, leach pad operation and the costs associated with concentrate leaching and running the SX/EW plant.

Next Ste ps
The PA marks the beginning of the detailed development process for mining and production operations at Rosemont. The Company is embarking on a final Feasibility Study scheduled for completion early in 2007. In March 2006, the Company commenced a 20,000-meter exploration, in-fill and geotechnical drilling campaign on the Rosemont deposit with five drill rigs currently in operation. A NI 43-101 Technical Report on PA results has been filed under the Company’s profile on SEDAR at www.sedar.com, as well as at www.augustaresource.com.

The PA has been completed following one year of current exploration by the Company at the Rosemont Property, and should be read in conjunction with the NI 43-101 compliant Mineral Resource Estimate and Technical Report for the Rosemont Deposit dated April 21, 2006, which was completed by WLR Consulting, Inc. (see news release dated January 24, 2006), and accessible on the Company’s website at www.augustaresource.com or on SEDAR at www.sedar.com. The PA is based on NI 43-101 Mineral Resource Estimate of 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s January 24, 2006, news release which provides supporting information for equivalence. The PA is preliminary in nature and includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PA was prepared by an integrated engineering team that included Washington Group International Inc., WLR Consulting Inc., and Augusta personnel. Washington Group International Inc., an integrated engineering, construction and management company headquartered in Boise, Idaho, was retained as the primary author of the preliminary assessment study. The PA was conducted under the overall review of Mr. John Ajie, P.E., of Washington Group International Inc., an independent Qualified Person under the standards set forth by NI 43-101.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer,
Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 14th day of June 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary